1100 - 1199 W. Hastings St. Vancouver, B.C. V6E 3T5 Tel: 604-681-9059 Fax: 604-688-4670 www.quaterraresources.com

September 30, 2008	QMM: AMEX
QTA: TSX-VENTURE
NR-17-08

QUATERRA MEXICO EXPLORATION UPDATE
Quaterra and EXMIN announce joint venture; Americas project drill program commences

Vancouver, B.C. — Quaterra Resources Inc. and EXMIN Resources Inc. today announced that they have entered into a joint venture agreement allowing Quaterra to earn a 75%-interest in EXMIN’s East Durango Property, Mexico.

The East Durango property consists of the 11,181-hectare Tecolote concession which is 100%-owned by EXMIN’s Mexico subsidiary, EXMIN SA de CV. EXMIN’s Tecolote concession abuts and is directly north of Quaterra’s Mirasol-Americas projects, which, in turn, are adjacent to the east boundary of Hecla Mining’s San Sebastian Project. The Tecolote concession extends to the northwest and covers the Sierra Palotes.

Under the terms of the agreement, Quaterra can earn a 75% interest in the East Durango property by spending US$500,000 in exploration plus annual property payments to EXMIN that total US$100,000 over a four-year period.

According to Tom Turner, Quaterra’s Exploration Manager Mexico: “This acquisition allows Quaterra to consolidate a large strategic land block in the center of the Mexico Silver Belt, one of North America’s most prospective regions for the discovery of world-class mineral deposits.”

Americas Project Drill Program: Quaterra has also commenced a 2,500-meter diamond core drill program on its adjacent, 100%-owned, Americas project. The exploration target is a sheeted quartz vein stockwork that strikes northwest with vertical dips, and outcrops over a 1,000 x 500 meter area that is an erosional window in an area of post-mineral cover. Individual veins are up to eight meters thick. Outcrop samples have yielded numerous anomalous to ore-grade gold and silver assays.

Quaterra’s Mirasol and Americas projects are located in the Municipality of Simon Bolivar, Durango, Mexico roughly halfway between the cities of Durango and Torreon in the central part of the Mexico Silver Belt or Faja de Plata. The two projects consist of 13 exploration concessions that total 82,926 hectares (320.18 square miles) and are 100%-owned by Quaterra Resources, Inc., through its Mexican subsidiary Agua Tierra SA de CV. The Americas project abuts Hecla Mining’s San Sebastian Project to the west.

Dr. Thomas Patton is the qualified person responsible for the preparation of this release.

EXMIN Resources Inc. (EXMIN) is currently focused on the exploration and development of precious metal properties of exceptional merit in the Sierra Madre gold belt of Northwestern Mexico as well as in other highly mineralized areas of Mexico.

Quaterra Resources Inc. (AMEX: QMM, TSX-V: QTA) is a junior exploration company focused on making significant mineral discoveries in North America. The Company uses in-house expertise and its extensive network of consultants, prospectors and industry contacts to identify, acquire and evaluate prospects in mining-friendly jurisdictions with the potential to host large and/or high-grade precious metal, base metal and uranium deposits.

On behalf of the Board of Directors,
“Thomas Patton”
Thomas Patton, President, Quaterra Resources Inc.

Some statements contained in this news release are forward-looking statements within the safe harbor of the Private Securities Litigation Reform Act of 1995. These statements generally are identified by words such as the Company “believes”, “expects”, and similar language, or convey estimates and statements that describe the Company’s future plans, objectives or goals. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. Further information regarding risks and uncertainties which may cause results to differ materially from those projected in forward-looking statements, are included in filings by the Company with securities regulatory authorities. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date thereof. The Company does not undertake to update any forward-looking statement that may be made from time to time except in accordance with applicable securities laws.
Expanded information on the Company’s projects is described on our website at www.quaterra.com or contact Nicole Rizgalla at 1-604-641-2746 or email: corpdev@quaterra.com.

The TSX Venture Exchange and the American Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management.